Exhibit 99.1

MY Reports First Quarter 2012 Unaudited Results

ZHONGSHAN, China, June 1, 2012 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial Highlights:

•

Total wind turbine generators (“WTGs”) for which revenue was recognized amounted to an equivalent wind power project output of 120MW, or 80 units of 1.5MW WTGs, a decrease of 60.0% compared to Q1 2011.

•	Total revenue was RMB406.6 million (US$64.6 million), a decrease of 70.9% compared to Q1 2011.

•	Gross profit was RMB40.5 million (US$6.4 million), a decrease of 88.9% compared to Q1 2011. Gross margin was 10.0% for Q1 2012, compared to 26.0% in Q1 2011.

•	Total comprehensive loss was RMB116.2 million (US$18.5 million), compared to a total comprehensive income of RMB218.8 million in Q1 2011.

•	Basic and diluted loss per share was RMB0.93 (US$0.15), compared to basic and diluted earnings per share of RMB1.80 for Q1 2011.

Recent Developments

•

On May 10, 2012, the Company announced that its MY-3.0MW Super-Compact Drive (“SCD”) WTG had successfully passed low voltage ride through (“LVRT”) performance tests and obtained the LVRT certification.

•

On May 28, 2012, the Board of Directors approved the promotion of Mr. Manfred Loong to Chief Executive Officer of Ming Yang Wind Power (International) Co., Ltd. (“Ming Yang International”), a wholly-owned subsidiary of Ming Yang incorporated in Hong Kong, and the appointment of Mr. Vincent Pang as the new Chief Financial Officer of Ming Yang, effective June 1, 2012. Mr. Pang, 42, has approximately 20 years of experience in accounting, financial management and corporate financial advisory services, including mergers and acquisitions and financial restructuring. Before joining Ming Yang in March 2012, Mr. Pang worked in various positions at KPMG since September 1992, where he provided extensive accounting and financial advisory services to various corporate clients. Mr. Pang received his bachelor’s degree in economics from The University of Hong Kong in 1992. Mr. Pang is a Hong Kong certified public accountant and a member of The Hong Kong Institute of Chartered Secretaries.

Mr. Chuanwei Zhang, Chairman and CEO of Ming Yang, commented on the first quarter results, “The growth of China’s wind power industry is slowing down with a more stringent project approval process, a step in the evolution of the industry. Increased price competition and decreased demand also trimmed the margins of China’s WTG manufacturers. Against this backdrop and coupled with continued adverse winter weather, our performance in the first quarter was adversely impacted. Gross margin in the quarter, however, showed moderate improvement compared with the previous quarter, primarily due to a more stable average selling price (“ASP”).”

“It is expected that the wind power industry in China will continue to face challenges, with an estimated further reduced newly installed capacity in 2012. Nevertheless, the unusually demanding industry environment may prompt further market consolidation from which we believe we will benefit as a leading market player.”

“As the largest non-state owned WTG manufacturer in China and a top ten WTG manufacturer globally, we believe Ming Yang is well-positioned to continue to strengthen its leading market position with a sharp focus on product quality, research and development, innovative business model and cost competitiveness. We are confident that we can capitalize on market opportunities in China and the international markets and retain our competitiveness both during and after this market downturn.”

Mr. Zhang continued: “We are pleased to announce two new appointments which represent our commitment to strengthen the breadth and depth of the management team of the international markets. With Mr. Manfred Loong’s stature and extensive experience with multinationals and our Company, he has been promoted to CEO of Ming Yang International because he is the best candidate to carry out our strategic overseas investments and international expansion initiatives going forward. We are also pleased to welcome Mr. Vincent Pang to our senior management team as our new CFO. Mr. Pang has an impressive background reinforced with extensive finance and accounting expertise, and we look forward to the significant benefits he will bring to Ming Yang.”

First Quarter 2012 Unaudited Financial Results

Revenue

Revenue in the first quarter of 2012 was RMB406.6 million (US$64.6 million), representing a decrease of 70.9% from RMB1,397.3 million in the corresponding period of 2011. WTGs for which revenue was recognized amounted to an equivalent wind power project output of 120MW, or 80 units of 1.5MW WTGs, compared to 297MW, or 198 units of 1.5MW WTGs, for the corresponding period in 2011. The decrease in revenue in the first quarter was primarily due to delays in installation and commissioning of 1.5MW WTGs on a number of wind farm projects caused by adverse weather conditions and overall decreased market demand in China.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2012 was RMB40.5 million (US$6.4 million), representing a decrease of 88.9% from RMB363.8 million for the corresponding period in 2011. Gross margin in the first quarter of 2012 was 10.0%, compared to 26.0% for the corresponding period in 2011. The year-over-year decline was a result of a significant decrease in ASP compared to the first quarter of 2011 when the Company experienced an exceptionally favorable mix of higher margin sales contracts for WTGs commissioned in that period.

Selling and Distribution Expenses

Selling and distribution expenses were RMB70.3 million (US$11.2 million) for the first quarter of 2012, compared to RMB37.6 million for the corresponding period in 2011, representing an increase of 87.1%. In response to intensified market competition, the Company incurred more marketing and bidding expenses during this period to maintain its order backlog.

Administrative Expenses

Administrative expenses were RMB50.2 million (US$8.0 million) for the first quarter of 2012, compared to RMB54.2 million for the corresponding period in 2011, representing a decrease of 7.3%, primarily due to a decrease in share-based compensation.

Research and Development Expenses

Research and development expenses were RMB18.6 million (US$2.9 million) for the first quarter of 2012, compared to RMB15.9 million for the corresponding period in 2011, representing an increase of 17.0%. This increase was primarily due to research and development costs incurred with respect to the development of the Company’s SCD WTGs.

Net Finance Expense

Net finance expense was RMB48.2 million (US$7.6 million) for the first quarter of 2012, compared to a net finance income of RMB8.8 million in the corresponding period of 2011. This increase was primarily due to the fees paid to a bank for the arrangement of finance leases for the Company’s customers for the settlement of its trade receivables, and interest of the Company’s RMB-denominated unsecured three-year medium term notes issued in January 2012.

Profit/Loss Before Income Tax Expense/Benefit

Loss before income tax benefit was RMB126.0 million (US$20.0 million) for the first quarter of 2012, compared to a profit before tax expense of RMB268.2 million in the corresponding period of 2011.

Income Tax Expense/Benefit

Income tax benefit was RMB10.5 million (US$1.7 million) for the first quarter of 2012, compared to an income tax expense of RMB41.6 million in the corresponding period of 2011. The income tax benefit was primarily due to the recognition of deferred tax assets on tax losses during the period.

Total Comprehensive Income/Loss and Earnings/Losses per Share

Total comprehensive loss for the first quarter of 2012 was RMB116.2 million (US$18.5 million), compared to a total comprehensive income of RMB218.8 million in the corresponding period of 2011.

For the first quarter of 2012, basic and diluted loss per share was RMB0.93 (US$0.15), compared to basic and diluted earnings per share of RMB1.80 for the corresponding period in 2011.

Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2012 were RMB2,282.4 million (US$362.4 million), compared to RMB1,339.5 million as of December 31, 2011. The increase was primarily due to the proceeds received from the issuance of the Company’s RMB-denominated unsecured three-year medium-term notes in January 2012.

Business Update

Order Book Update

New Sales Contracts – During the first quarter of 2012, Ming Yang entered into sales contracts for wind power projects with a total output of 229.5MW, representing 149 units of 1.5MW WTGs and 1 unit of 6.0MW SCD WTG.

Order Backlog – As of March 31, 2012, the Company’s order backlog amounted to 2.2GW. Cumulative signed orders since its inception amounted to 5.2GW.

Orders awarded and pending contract signing amounted to 1.2GW as of March 31, 2012.

Share Repurchase Program

During the first quarter of 2012, the Company repurchased 903,946 ADSs, representing 903,946 ordinary shares, for an aggregate consideration of US$2.1 million (including commissions), under its share repurchase program. Since the inception of the program, Ming Yang has repurchased an aggregate of 3,153,897 ADSs, representing 3,153,897 ordinary shares, for an aggregate consideration of US$8.7 million including commissions.

Note to the Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.2975 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on March 30, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Friday, June 1, at 8:00 am Eastern Time (5:00 am Pacific Time / 8:00 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1-866-519-4004
International:	+65-6723-9381
China, domestic mobile:	400-620-8038
China, domestic:	800-819-0121
Hong Kong:	800-930-346

Please ask to be connected to Q1 2012 China Ming Yang Wind Power Group Earnings Conference Call and provide the following passcode: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-866-214-5335
International (toll):	+61-2-8235-5000
China:	400-692-0026
Hong Kong:	800-901-596
Passcode:	8312-7277

The replay will be archived for seven days following the earnings announcement until June 7, 2012.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Pamela Leung

T: +852-2530-0228

Email: mingyang@fleishman.com

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three-month period ended
	March 31, 2011	March 31, 2012	March 31, 2012
	RMB’000	RMB’000	USD’000
Revenue	1,397,260	406,632	64,570
Cost of sales	(1,033,438)	(366,125)	(58,138)

Gross profit	363,822	40,507	6,432
Other income	3,930	20,884	3,316
Selling and distribution expenses	(37,563)	(70,275)	(11,159)
Administrative expenses	(54,156)	(50,178)	(7,968)
Research and development expenses	(15,892)	(18,576)	(2,949)

Profit/(loss) from operations	260,141	(77,638)	(12,328)
Finance income	17,291	21,050	3,342
Finance expense	(8,510)	(69,215)	(10,991)
Share of loss of associates	(706)	(176)	(28)

Profit/(loss) before income tax expense	268,216	(125,979)	(20,005)
Income tax (expense)/benefit	(41,553)	10,544	1,675

Profit/(loss) for the period	226,663	(115,435)	(18,330)

Other comprehensive loss for the period :
Foreign currency translation differences - foreign operations	(7,900)	(764)	(122)

Total comprehensive income/(loss) for the period	218,763	(116,199)	(18,452)

Profit/(loss) attributable to:
Shareholders of the Company	224,836	(113,340)	(17,997)
Non-controlling interests	1,827	(2,095)	(333)

	226,663	(115,435)	(18,330)
Total comprehensive income/(loss) attributable to:
Shareholders of the Company	216,936	(114,104)	(18,119)
Non-controlling interests	1,827	(2,095)	(333)

	218,763	(116,199)	(18,452)

Basic and diluted earnings/(loss) per share(1)	1.80	(0.93)	(0.15)

(1) The calculation of the basic earnings/(loss) per share is based on the profit/(loss) attributable to the shareholders of the Company and the weighted average of ordinary shares outstanding during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2011	As of March 31, 2012
	RMB ’000	RMB ’000	USD ’000
Assets
Non-current assets
Property, plant and equipment	497,777	528,762	83,964
Intangible assets	74,837	71,934	11,423
Lease prepayments	207,321	205,282	32,597
Investments in associates	43,637	43,461	6,901
Investments in jointly controlled entities	255,870	265,408	42,145
Trade and other receivables	462,961	429,656	68,226
Prepayments	40,290	41,348	6,566
Deferred tax assets	134,386	153,572	24,386

Total non-current assets	1,717,079	1,739,423	276,208

Current assets
Inventories	1,837,821	1,917,977	304,562
Trade and other receivables	5,203,995	4,587,374	728,444
Prepayments	91,022	81,362	12,920
Other current assets	5,239	28,608	4,543
Pledged bank deposits	252,795	195,400	31,028
Cash and cash equivalents	1,339,496	2,282,369	362,424

Total current assets	8,730,368	9,093,090	1,443,921

Total assets	10,447,447	10,832,513	1,720,129

Equity
Issued share capital	850	850	135
Reserve for own shares	(42,108)	(55,113)	(8,752)
Capital reserves	3,627,441	3,640,504	578,087
Translation reserves	(58,358)	(59,122)	(9,388)
Retained earnings	253,711	140,371	22,290

Total equity attributable to shareholders of the Company	3,781,536	3,667,490	582,372
Non-controlling interests	117,153	115,058	18,271

Total equity	3,898,689	3,782,548	600,643

Liabilities
Non-current liabilities
Bond payable	—	981,794	155,902
Deferred tax liabilities	2,209	2,169	345
Provisions	206,293	213,481	33,899
Trade payables	120,243	105,219	16,708
Deferred income	175,215	201,015	31,920

Total non-current liabilities	503,960	1,503,678	238,774

Current liabilities
Trade and other payables	4,595,516	4,184,576	664,482
Short-term bank loans	632,000	603,000	95,752
Income tax payable	35,908	18,324	2,910
Provisions	146,774	144,829	22,998
Deferred income	27,783	28,086	4,460
Deferred revenue	606,817	567,472	90,110

Total current liabilities	6,044,798	5,546,287	880,712

Total liabilities	6,548,758	7,049,965	1,119,486

Total equity and liabilities	10,447,447	10,832,513	1,720,129